Exhibit 99.0

DiVall Insured Income Properties 2, L.P.

QUARTERLY NEWS

A publication of the Provo Group, Inc.	FIRST QUARTER 2007

2007 BIENNIAL CONSENT FOR SALE . . .

As you may recall, we represented in 1998 that beginning in May of 2001 we would poll the limited partners on a biennial basis by circulating a Consent document for the sale of all of the Partnership’s investment properties. The last Consent was mailed in May of 2005 and only 15% of investors voted for a sale of the investment portfolio at that time. This corresponds to 14% and 26% of total investor votes in favor of such a sale in May of 2003 and 2001, respectively.

Enclosed you will find the fourth biennial (May of 2007) Consent for Sale documents. The current market conditions (as we understand them) are detailed in the Consent. Please read the documents carefully and return the Consent card no later than June 30, 2007. If you do not sign and return your Consent card, it is deemed a vote against a sale of the entire Partnership portfolio at this time. Unless more than 50% of the limited partners vote for a sale, we will circulate the next biennial Consent vote in May of 2009.

The General Partner and the Advisory Board have held lengthy discussions regarding the potential sale of all the Partnership’s investment properties and the liquidation of the Partnership. We realize that there now is a strong real estate market fueled by low interest rates and aggressive investors. We have continued to take advantage of this situation by selectively selling properties – see “Property Highlights” on page 2 for an update on this – but we continue to believe that a bulk sale of the Partnership’s properties would not be in the best interests of our limited partners because it would be difficult for you to find an alternative investment which would provide as high a return as the Partnership provides. Accordingly, the General Partner and the Advisory Board recommend a vote AGAINST a bulk portfolio sale.

FIRST QUARTER OF 2007 DISTRIBUTION HIGHER THAN PROJECTED…

The First Quarter of 2007 distribution of $360,000 (approximately $7.78 per unit) is higher than the planned distribution of $325,000 ($7.02 per unit). The increase is primarily due to First Quarter collections of monthly rent and real estate tax escrow payments from defaulted tenant, Popeye’s. (See property highlights on page 2.)

DISTRIBUTION HIGHLIGHTS

•	$360,000 distributed for the First Quarter of 2007, which is $35,000 higher than originally projected.

•

The First Quarter distribution represents $ 7.78 per unit. The approximate annualized “operating return” for the First Quarter of 2007 was 7.7%, based on the Net Asset Value of $405 per unit as of December 31, 2006.

•

$1388, to $1,239 range of cumulative distributions per unit from the first unit sold to the last unit sold before the offering closed (3/90), respectively. (Distributions are from both cash flow from operations and “net” cash activity from financing and investing activities).

SEE INSIDE
Property Highlights	2
Questions & Answers	2
New Contact Information	2

DIVALL 2 QUARTERLY NEWS	1 Q 07

PROPERTY HIGHLIGHTS

DEFAULTED TENANT

Park Forest, IL (operates as a Popeye’s restaurant): The tenant was delinquent on March 31, 2007 in the amount of $22,390. As stated in previous newsletters, the Partnership has defaulted Popeye’s and has filed for possession of the property in the Cook County Courts. Monthly rent and real estate tax escrow payments totaling approximately $34,000 were received from the tenant during the First Quarter. Popeye’s remains liable for rent and property tax obligations through the remainder of its lease (expiration is 12/31/2009).

PROPERTIES SOLD

Phoenix, Arizona (operates as Sunrise Preschool): We received a favorable offer for the property from a third party, and the operator of the preschool then exercised its right to match the offer. Closing took place on April 23, and the net proceeds of approximately $1.5 million will be included in the Third Quarter distribution to the limited partners, which will be made in August.

PROPERTIES HELD FOR SALE

1515 Savannah Hwy., Charleston, South Carolina (operates as a Wendy’s restaurant): The tenant informed us that the Wendy’s concept was not achieving its profitability objective, and they wished to sublet to another operator. We were subsequently informed that the new operator wanted to buy the property, and a sales contract is being negotiated. Closing is anticipated to take place during the fall of 2007 with estimated net proceeds of approximately $1.1 million.

QUESTIONS & ANSWERS

❖	When can I expect my next distribution mailing?

Your distribution correspondence for the Second Quarter of 2007 is scheduled to be mailed on August 15, 2007.

❖	What was the December 31, 2006 Net Asset Value (“NAV”)?

The Net Asset Value was $405 per unit. The Net Asset Value letter from the General Partner was included with the February 15, 2007 distribution mailing. Please note the year-end NAV should be reduced for any subsequent property sales.

❖	When can I expect to receive my 2006 Annual Form 10-K Report?

Your Annual Report is scheduled to be mailed in May of 2007.

❖	When is my 2007 Consent card due?

Your 2007 Consent card is due by June 30, 2007.

❖	I’ve moved. How do I update my account registration?

Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

❖	If I have questions or comments, how can I reach DiVall Investor Relations?

You can reach DiVall Investor Relations at the address listed below:

CONTACT INFORMATION

MAIL:	DiVall Investor Relations
c/o Phoenix American Financial Services, Inc.
2401 Kerner Blvd.
San Rafael, CA 94901
PHONE:	1-800-547-7686
FAX:	1-415-485-4553

DIVALL INSURED INCOME PROPERTIES 2 L.P.

STATEMENTS OF INCOME AND CASH FLOW CHANGES

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007

	PROJECTED	ACTUAL	VARIANCE
	1ST QUARTER 03/31/2007	1ST QUARTER 03/31/2007	BETTER (WORSE)
OPERATING REVENUES
Rental income	$396,874	$400,136	$3,262
Interest income	7,700	8,587	887
Other income	9,980	13,018	3,038

TOTAL OPERATING REVENUES	$414,554	$421,741	$7,187

OPERATING EXPENSES
Insurance	$12,486	$12,488	$(2)
Management fees	55,679	55,525	154
Overhead allowance	4,492	4,490	2
Advisory Board	2,625	2,625	0
Administrative	17,970	27,790	(9,820)
Professional services	20,490	21,977	(1,487)
Auditing	17,700	17,400	300
Legal	9,000	7,685	1,315
Property Expenses	3,750	647	3,103

TOTAL OPERATING EXPENSES	$144,192	$150,626	$(6,434)

INVESTIGATION AND RESTORATION EXPENSES	$0	$124	$(124)

NON-OPERATING EXPENSES
Depreciation	55,863	55,862	1
Amortization	4,296	4,296	0

TOTAL NON-OPERATING EXPENSES	$60,159	$60,158	$1

TOTAL EXPENSES	$204,351	$210,908	$(6,557)

NET INCOME	$210,203	$210,833	$630

			VARIANCE
OPERATING CASH RECONCILIATION:
Depreciation and amortization	60,159	60,158	(1)
Recovery of amounts previously written off	0	(3,107)	(3,107)
(Increase) Decrease in current assets	196,738	400,683	203,945
Increase (Decrease) in current liabilities	(20,518)	14,274	34,792
(Increase) Decrease in cash reserved for payables	19,677	(15,117)	(34,794)
Current cash flows advanced from (reserved for) future distributions	(135,350)	(304,350)	(169,000)

Net Cash Provided From Operating Activities	$330,909	$363,372	$32,463

CASH FLOWS (USED IN) FROM INVESTING AND FINANCING ACTIVITIES
Indemnification Trust (Interest earnings reinvested)	(5,000)	(5,217)	(217)
Recovery of amounts previously written off	0	3,107	3,107

Net Cash (Used In) From Investing And Financing Activities	$(5,000)	$(2,110)	$2,890

Total Cash Flow For Quarter	$325,909	$361,262	$35,353

Cash Balance Beginning of Period	622,909	625,592	2,683
Less 4th quarter distributions paid 2/07	(370,000)	(370,000)	0
Change in cash reserved for payables or future distributions	114,832	319,467	204,635

Cash Balance End of Period	$693,650	$936,321	$242,671

Cash reserved for 1st quarter 2007 L.P. distributions	(325,000)	(360,000)	(35,000)
Cash reserved for payment of accrued expenses	(100,563)	(135,662)	(35,099)
Cash advanced from (reserved for) future distributions	(135,350)	(304,350)	(169,000)

Unrestricted Cash Balance End of Period	$132,737	$136,309	$3,572

	PROJECTED	ACTUAL	VARIANCE
* Quarterly Distribution	$325,000	$360,000	$35,000
Mailing Date	05/15/2007	(enclosed )	—

*	Refer to distribution letter for detail of quarterly distribution.

PROJECTIONS FOR

DISCUSSION PURPOSES

DIVALL INSURED INCOME PROPERTIES 2 LP

2007 PROJECTED PROPERTY SUMMARY

AND RELATED RECEIPTS

FOR CURRENT OPERATING PROPERTIES

AS OF DECEMBER 31, 2006

PORTFOLIO	(Note 1)	REAL ESTATE			EQUIPMENT					TOTALS
CONCEPT	LOCATION	COST	ANNUAL BASE RENT	% YIELD	LEASE EXPIRATION DATE	COST	PRINCIPAL RETURNED AS OF 1/1/94	ANNUAL LEASE RECEIPTS	% RETURN	COST	ANNUAL RECEIPTS	RETURN
APPLEBEE’S	COLUMBUS, OH	1,059,465	135,780	12.82%		84,500	29,849	0	0.00%	1,143,965	135,780	11.87%

BLOCKBUSTER	OGDEN, UT	646,425	108,000	16.71%						646,425	108,000	16.71%

DENNY’S (2)	PHOENIX, AZ	972,726	65,000	6.68%		183,239	0	0	0.00%	1,155,965	65,000	5.62%

CHINESE SUPER BUFFET	PHOENIX, AZ	865,900	66,000	7.62%		221,237	0	0	0.00%	1,087,137	66,000	6.07%

DAYTONA’S All SPORTS CAFÉ	DES MOINES, IA	845,000	72,000	8.52%		52,813	0	0	0.00%	897,813	72,000	8.02%

KFC	SANTA FE, NM	451,230	60,000	13.30%						451,230	60,000	13.30%

Note:

1:	This property summary includes only operating property and equipment held by the Partnership as of March 31, 2007 (does not include properties sold or held for sale during 2007
2:	The Denny’s lease expires as of October 31, 2007. Management anticipates the lease to be renewed, therefore, twelve months of rent are projected

PROJECTIONS FOR

DISCUSSION PURPOSES

DIVALL INSURED INCOME PROPERTIES 2 LP

2007 PROJECTED PROPERTY SUMMARY

AND RELATED RECEIPTS

FOR CURRENT OPERATING PROPERTIES

AS OF DECEMBER 31, 2006

PORTFOLIO	(Note 1)	REAL ESTATE			EQUIPMENT					TOTALS
CONCEPT	LOCATION	COST	ANNUAL BASE RENT	% YIELD	LEASE EXPIRATION DATE	COST	PRINCIPAL RETURNED AS OF 1/1/94	ANNUAL LEASE RECEIPTS	% RETURN	COST	ANNUAL RECEIPTS	RETURN
POPEYE’S	PARK FOREST, IL	580,938	77,280	13.30%						580,938	77,280	13.30%

PANDA BUFFET	GRAND FORKS, ND	739,375	36,000	4.87%						739,375	36,000	4.87%

WENDY’S	AIKEN, SC	633,750	90,480	14.28%						633,750	90,480	14.28%
WENDY’S	N. AUGUSTA, SC	660,156	87,780	13.30%						660,156	87,780	13.30%
WENDY’S	AUGUSTA, GA	728,813	96,780	13.28%						728,813	96,780	13.28%
WENDY’S	CHARLESTON, SC	596,781	76,920	12.89%						596,781	76,920	12.89%
WENDY’S	AIKEN, SC	776,344	96,780	12.47%						776,344	96,780	12.47%
WENDY’S	AUGUSTA, GA	649,594	86,160	13.26%						649,594	86,160	13.26%
WENDY’S	CHARLESTON, SC	528,125	70,200	13.29%						528,125	70,200	13.29%
WENDY’S	MT. PLEASANT, SC	580,938	77,280	13.30%						580,938	77,280	13.30%
WENDY’S	MARTINEZ, GA	633,750	84,120	13.27%						633,750	84,120	13.27%

PORTFOLIO TOTALS		11,949,310	1,386,560	11.60%		541,789	29,849	0	0.00%	12,491,099	1,386,560	11.10%

Note:

1:	This property summary includes only operating property and equipment held by the Partnership as of March 31, 2007 (does not include properties sold or held for sale during 2007
2:	The Denny’s lease expires as of October 31, 2007. Management anticipates the lease to be renewed, therefore, twelve months of rent are projected